SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 23, 2002

Telecom Argentina STET-France Telecom S.A.
(Exact name of registrant as specified in its charter)

Telecom Argentina STET-France Telecom S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Letter to the Comisión Nacional de Valores, dated December 23, 2002 informing them of the presentation that was used at the Bondholder’s Meetings	3

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: December 23, 2002	By:	/s/ Christian Chauvin
Name: Christian Chauvin Title: Vice-President

December 23, 2002

Mr. Narciso Muñoz
President
COMISÓN NACIONAL DE VALORES

Dear Sirs:

I am writing you as Responsible for Market Relations of TELECOM ARGENTINA STET-FRANCE TELECOM S.A. (“the Company”), to send you a copy of the presentation used in the information sessions held with the holders of the bonds issued by the Company in New York, London, and Buenos Aires, on December 9, 11, and 17, 2002 respectively.

The Company will inform in the Bulletin of the Buenos Aires Stock Exchange that the presentation is available at its home page (www.telecom.com.ar) and that a copy of such document is available at the corporate offices.

We notice that at the meetings mentioned in the first paragraph, bondholders have not been presented any relevant information to the effects of arts. 2 and 3 of the Chapter XXI of the Regulations of the CNV (N.T.O. 2001), nor any proposal of debt restructuring of the Company.

Sincerely,

/s/ Pedro Gastón Insussarry
Pedro Gastón Insussarry
Responsible for Market Relations